A Gardener's Dream Investment Opportunity

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As a Garden for Wildlife investor, you're not just a stakeholder in our company; you're a stakeholder in our planet's future.

- Your investment will accelerate our mission, allowing us to reach more communities, support more small farms, and make a bigger environmental impact.
- Your investment powers sustainable growth for our planet and your portfolio.
- Together, we can make a transformative impact on our environment.



The Crisis

Our planet is facing a significant decline in wildlife due to the escalating climate crisis and the loss of over a million acres of urban and suburban habitat annually. Key species, such as the monarch butterfly and various songbirds, are rapidly disappearing.



The Solution

For nearly 50 years, the National Wildlife Federation's (NWF) Garden for Wildlife™ (GFW) program has been at the forefront of educating and empowering individuals to plant with a purpose: saving wildlife.



The Opportunity

Garden for Wildlife™ is leading a groundbreaking movement that aims to revolutionize the way we plant for the benefit of wildlife. This platform-based commerce business offers:

- Scientifically-backed and curated product lines of sustainably grown native plants and trees.
- A personalized experience connecting the plants people purchase to impactful stories.
- A seamless online platform for purchasing region-specific native live plants and trees.





plants and trees.

- A network of accredited growers to meet product demand.
- A system to map wildlife habitats and measure impact.

Why Now?

The demand for native plants is surging. Over 71 million American households enjoy the benefits of gardening, spending $47 billion dollars on gardening supplies.[1]

Recognizing the need for a nimble business solution, the National Wildlife Federation (NWF) spun out GFW Inc as a for-profit company, primarily owned by NWF, to accelerate its growth more effectively than from within a non-profit framework.

This new venture is built upon the foundation and expertise of NWF's 50-year legacy with the Garden for Wildlife program. Today we are inviting the public, our customers and partners to indicate their interest for investment in our company.

Investment Notification

Provide your name and email to join our list of those wanting to be the first to seize this unique opportunity for investment in Garden for Wildlife™. Together, we can make a transformative impact on our environment while enjoying financial growth.

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THE COMPANY IS SEEKING "INDICATIONS OF INTEREST" PURSUANT TO REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND ONLY THEN ACCEPTED THROUGH THE INTERMEDIARY'S PLATFORM. THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED WITH THE INDICATIONS OF INTEREST, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. INDICATIONS OF INTEREST INVOLVE NO OBLIGATION OR COMMITMENT OF ANY KIND.

NOTES

1. Bigger Garden

Garden for Wildlife™

by National Wildlife Federation

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